Mail Stop 3561

July 3, 2008

Via Fax & U.S. Mail

Mr. John Ramsay
Chief Financial Officer
Schwarzwaldallee 215
4058 Basel, Switzerland

      Re: **Syngenta AG**
              Form 20-F for the year ended December 31, 2007
              Filed February 28, 2008
              File No. 001-15152

Dear Mr. Ramsay:

We have reviewed your response letter dated June 27, 2008, and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2007

Note 16. Deferred Taxes, page F-44

1. We note from your response to our prior comment 12 that you believe the netting adjustment is required in order to comply with IAS 12 paragraph 74. However, paragraph 74 sets forth the circumstances when it is appropriate to offset deferred tax assets and liabilities, or net the amounts against each other. It appears in Note 16 that you are reducing both deferred tax assets and deferred tax liabilities by a valuation allowance. Please explain to us in greater detail why you believe the netting adjustment in Note 16 is appropriate. Include in your response how you determined the amount of the netting adjustment.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (212) 450-3519
Mr. Rick Bonaparte
Davis, Polk & Wardwell